

Mail Stop 3561

July 6, 2007

Mr. Allen L. Leverett
Chief Financial Officer
Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

      RE: **Wisconsin Energy Corporation**
                  Form 10-K for Fiscal Year Ended December 31, 2006
                  Filed February 28, 2007
                  File No. 1-9057

Dear Mr. Leverett:

      We have reviewed your response letter dated June 14, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 82

Consolidated Statements of Cash Flows, page 85

1.   We considered your response to comment three from our letter dated June 5, 2007. We believe that the classification of proceeds from the sale of discontinued operations should be presented on a basis consistent with the classification of gains and losses on sale of discontinued operations in the consolidated income statements. Please revise to present proceeds from the sale of business operations classified in discontinued operations in accordance with SFAS 144 as cash provided by investing activities of discontinued operations or tell us why a revision is unnecessary.

<u>Note I – Nuclear Operations, page 103</u>

2.   We considered your response to comment six from our letter dated June 5, 2007. As you refer to an outside consultant please name and file the written consent of the outside consultant to whom you refer. Alternatively, please remove the reference to the outside consultant. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

    If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

                                              Sincerely,

                                              William Thompson
                                              Branch Chief